UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Evo Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30052G108

(CUSIP Number)

2122 Oxford Avenue

Austin, TX 78704
Attn: Pete Douglas

(509) 380-6163

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30052G108

1	NAME OF REPORTING PERSON Red Dawn Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.97%*
14	TYPE OF REPORTING PERSON OO

*	Based on a denominator of 962,093 shares of Class A common stock, par value $0.0001 per share, of the issuer outstanding as set forth in the issuer’s Form 8-K filed on December 30, 2022. This denominator excludes 3,125,125 shares of the issuer’s Class B common stock, none of which are held by the reporting person.

SCHEDULE 13D

Item 1.	Security and Issuer.

Securities Acquired: Red Dawn Capital LLC initially acquired units of the Issuer in the Issuer’s initial public offering in February 2021. Each unit of the issuer represents the right to receive one share of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), and one-half of one redeemable warrant. The warrants are not currently exercisable, and they will not be exercisable within the next 60 days, accordingly, the warrants are not included in this Schedule 13D.

Issuer:	Evo Acquisition Corp. (the “Issuer”).

10 Stateline Road

Crystal Bay, NV 89402

Item 2.	Identity and Background.

This statement is filed by Red Dawn Capital LLC (the “Reporting Person”). The Reporting Person is managed by its several members, none of whom are deemed a beneficial owner of the Issuer’s securities held by the Reporting Person based on the so called “rule of three.”

The Reporting Person’s business address is 2122 Oxford Avenue, Austin, TX 78704.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person initially acquired units of the Issuer in the Issuer’s initial public offering using the Reporting Person’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Person’s acquisition of the shares of Class A Common Stock underlying the Issuer’s units initially represented less than 5% of all outstanding shares of Class A Common Stock. In December 2022, the Issuer held a special meeting of shareholders for the purpose of, among other things, amending the Issuer’s charter (the “Charter Amendment”). As part of the Charter Amendment, holders of Class A Common Stock had the right to elect to have such shares redeemed by the Issuer for a pro rata portion of the Issuer’s trust account. While the Reporting Person did not participate in the optional redemption, on December 31, 2022, the Issuer redeemed approximately 11.5 million shares of Class A Common Stock, and the Reporting Person’s ownership increased to approximately 51.97% of all outstanding shares of Class A Common Stock due to this involuntary transaction.

The Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. However, with respect to paragraphs (b) and (c), the Reporting person notes that the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (each a “Business Combination”). With respect to a future Business Combination, the Reporting Person may, at any time and from time to time, vote in favor or against such Business Combination, and/or review, reconsider or reduce its position with the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned: 500,000

Percentage: 51.97% of outstanding Class A Common Stock; 12.23% assuming conversion of all of the Issuer’s outstanding shares of Class B common stock into shares of Class A Common Stock.

(b)	Number of shares to which the Reporting Person has:

Sole power to vote or to direct the vote: 500,000

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 500,000

Shared power to vote or to direct the vote: 0

The Reporting Person is managed by its several members, none of whom are deemed a beneficial owner of the Issuer’s securities held by the Reporting Person based on the so called “rule of three.”

(c) The Reporting Persons has not effected any transactions of Class A Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2023	RED DAWN CAPITAL LLC

/s/ Pete Douglas
	Name:	Pete Douglas
	Title:	Member

[Red Dawn Schedule 13D - EVOJ]

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